# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Shares, without Par Value
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 01/25/2025
Amends the filing with accession number 0000921895-25-000098
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 801,854; sole dispositive power 0; shared dispositive power 801,854; aggregate amount beneficially owned 801,854 (1.9% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,655,011; sole dispositive power 0; shared dispositive power 1,655,011; aggregate amount beneficially owned 1,655,011 (3.8% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 2,544,084; sole dispositive power 0; shared dispositive power 2,544,084; aggregate amount beneficially owned 2,544,084 (5.9% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 3,800; shared voting power 2,544,084; sole dispositive power 3,800; shared dispositive power 2,544,084; aggregate amount beneficially owned 2,547,884 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without Par Value
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership ("Philotimo"), with respect to the Shares directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), with respect to the Shares directly and beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), as the general partner of Philotimo, the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"); and

(iv) David L. Kanen, as the managing member of KWM.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of the Schedule 13D filed with the Securities Exchange Commission on January 10, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 801,854 Shares beneficially owned by Philotimo is approximately $2,178,768, including brokerage commissions. The aggregate purchase price of the 1,655,011 Shares beneficially owned by PHLOX is approximately $4,604,846, including brokerage commissions. The aggregate purchase price of the 87,219 Shares held in the Managed Accounts is approximately $258,091, including brokerage commissions. The aggregate purchase price of the 3,800 Shares beneficially owned by Mr. Kanen is approximately $11,246, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 25, 2025, Philotimo delivered a letter to the Issuer (the "Universal Proxy Notice") in accordance with the notice requirements of the Federal "Universal Proxy Rules" promulgated under Rule 14a-19(B), and in satisfaction of Rule 14a-19(a)(1), of the Securities and Exchange Act of 1934, as amended, notifying the Issuer as to the names of Philotimo's nominees for election to the board of directors (the "Board") at the 2025 annual meeting of shareholders (the "Annual Meeting"). Philotimo has assumed the terms of the four directors currently serving on the Board will expire at the Annual Meeting. Accordingly, in the Universal Proxy Notice, Philotimo stated its intention to solicit proxies for the election of Selim Bassoul, Jack Feidor, Garrett Larson and Edward Smith as nominees to be elected to the Board at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,091,273 Shares outstanding as of January 16, 2025 as reported in the Issuer's Proxy Statement on Form DEF 14A filed with the SEC on January 24, 2025.

A. Philotimo

As of the close of business on January 28, 2025, Philotimo beneficially owned 801,854 Shares. Percentage: Approximately 1.9%

B. PHLOX

As of the close of business on January 28, 2025, PHLOX beneficially owned 1,655,011 Shares. Percentage: Approximately 3.8%

C. KWM

As of the close of business on January 28, 2025, KWM beneficially owned 2,544,084 Shares, consisting of (i) the 801,854 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 1,655,011 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 87,219 Shares held in the Managed Accounts. Percentage: Approximately 5.9%

D. Mr. Kanen

As of the close of business on January 28, 2025, Mr. Kanen may be deemed to beneficially own 2,547,884 Shares, consisting of (i) the 3,800 Shares owned directly by Mr. Kanen and (ii) the 2,544,084 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 5.9%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 801,854
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 801,854

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,655,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,655,011

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,544,084
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,544,084

D. Mr. Kanen
1. Sole power to vote or direct vote: 3,800
2. Shared power to vote or direct vote: 2,544,084
3. Sole power to dispose or direct the disposition: 3,800
4. Shared power to dispose or direct the disposition: 2,544,084
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

B. PHLOX
PHLOX has not entered into transactions in the Shares since the filing of the Schedule 13D.

C. KWM
The transactions in the Shares by KWM since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

D. Mr. Kanen
The transactions in the Shares by Mr. Kanen since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Managed Accounts.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (01/28/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (01/28/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (01/28/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (01/28/2025)